UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Bona Film Group Limited

(Name of Issuer)

Ordinary Shares, par value $0.0005 per share

(Title of Class of Securities)

09777B107**

(CUSIP Number)

Dong Yu 18/F, Tower A, U-town Office Building #1 San Feng Bei Li Chaoyang District, Beijing 100020, People’s Republic of China +86 (10) 5631 0700	With a copy to: Chris Lin Simpson Thacher & Bartlett ICBC Tower, 3 Garden Road, 35th Floor Hong Kong +852-2514-7622

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 13, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two ordinary shares.  No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 0977B107

1.	Names of Reporting Persons Skillgreat Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,195,356.5[1] ordinary shares. Dong Yu may also be deemed to have sole voting power with respect to such shares.

8.	Shared Voting Power N/A

9.	Sole Dispositive Power 9,195,356.5[1] ordinary shares. Dong Yu may also be deemed to have sole dispositive power with respect to such shares.

10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,195,356.5[1] ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11) 29.3%[2]

14.	Type of Reporting Person (See Instructions) CO

1              Based on (i) 9,330,992 Ordinary Shares held by Skillgreat Limited as record holder after the closing of all the transactions described in this Amendment (including 138,850 Ordinary Shares underlying options that have been issued to Skillgreat Limited on behalf of Dong Yu) less (ii) 194,345 Ordinary Shares held by Skillgreat Limited on behalf of others), plus (iii) 58,709.5 Ordinary Shares represented by 117,419 ADSs held by Skillgreat Limited as of July 23, 2014.  Skillgreat Limited is wholly owned by Vantage Global Holdings Ltd, which is wholly owned by Dong Yu.

2              Based on 31,402,346 Ordinary Shares outstanding as of July 13, 2014 (as provided by the Issuer).

CUSIP No. 0977B107

1.	Names of Reporting Persons Vantage Global Holdings Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,222,347.5[3] ordinary shares. Dong Yu may also be deemed to have sole voting power with respect to such shares

8.	Shared Voting Power N/A

9.	Sole Dispositive Power 9,222,347.5[3] ordinary shares. Dong Yu may also be deemed to have sole dispositive power with respect to such shares

10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,222,347.5[3] ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11) 29.4%[4]

14.	Type of Reporting Person (See Instructions) CO

3              Based on (i) 9,330,992 Ordinary Shares held by Skillgreat Limited as record holder after the closing of all the transactions described in this Amendment (including 138,850 Ordinary Shares underlying options that have been issued to Skillgreat Limited on behalf of Dong Yu), less (ii) 194,345 Ordinary Shares held by Skillgreat Limited on behalf of others, plus (iii) 26,991 Ordinary Shares underlying options granted to Vantage Global Holdings Ltd, plus (iii) 58,709.5 Ordinary Shares represented by 117,419 ADSs held by Skillgreat Limited as of July 23, 2014. Skillgreat Limited is wholly owned by Vantage Global Holdings Ltd, which is wholly owned by Dong Yu.

4              Based on 31,402,346 Ordinary Shares outstanding as of July 13, 2014 (as provided by the Issuer).

CUSIP No. 0977B107

1.	Names of Reporting Persons Dong Yu

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,075,188.5[5] ordinary shares. Skillgreat Limited may also be deemed to have sole voting power with respect to such shares.

8.	Shared Voting Power N/A

9.	Sole Dispositive Power 10,075,188.5[5] ordinary shares. Skillgreat Limited may also be deemed to have sole dispositive power with respect to such shares.

10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,075,188.5 [5] ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11) 32.1%[6]

14.	Type of Reporting Person (See Instructions) IN

5              Based on (i) 9,330,992 Ordinary Shares held by Skillgreat Limited as record holder after the closing of all the transactions described in this Schedule 13D (including 138,850 Ordinary Shares underlying options that have been issued to Skillgreat Limited on behalf of Dong Yu), less (ii) 194,345 Ordinary Shares held by Skillgreat Limited on behalf of others, plus (iii) 26,991 Ordinary Shares underlying options granted to Vantage Global Holdings Ltd, plus (iv) 852,841 Ordinary Shares underlying outstanding options granted to Dong Yu directly, plus (v) 58,709.5 Ordinary Shares represented by 117,419 ADSs held by Skillgreat Limited as of July 23, 2014.

6              Based on 31,402,346 Ordinary Shares outstanding as of July 13, 2014 (as provided by the Issuer).

This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed jointly by Dong Yu (the “Founder”), Vantage Global Holdings Ltd (“Vantage”) and Skillgreat Limited (“Skillgreat”, and together with the Founder and Vantage, the “Reporting Persons”) relating to the ordinary shares, par value $0.0005 per share (the “Ordinary Shares”), each Ordinary Share represented by two American depositary shares (the “ADSs”), of Bona Film Group Limited (the “Issuer”), an exempted company organized under the laws of the Cayman Islands. This Amendment amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on May 25, 2012 (as amended by Amendment No. 1 filed with the SEC on October 9, 2013, the “Original Statement”) by the Reporting Persons. Only those items in the Original Statement amended by this Amendment are reported herein. Capitalized terms not otherwise defined herein shall have their respective meanings given to them in the Original Statement.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding at the end thereof the following paragraphs:

“The information set forth in Items 4 and 6 of this Schedule 13D is incorporated by reference in this Item 3.

To finance the purchase of the Fox Shares (as defined below), Skillgreat used a combination of the proceeds from (i) the sale of Fosun Shares (as defined below) under the Fosun Share Purchase Agreement (as defined below) for an aggregate purchase price of US$49,157,926.80 (the “Fosun Aggregate Purchase Price”), and (ii) a term loan in an aggregate principal amount of US$22,232,863.80 (the “Loan Principal Amount”) granted by Fosun International Holdings Limited., an affiliate of Fosun (as defined below) (the “Lender”) pursuant to the Loan Agreement (as defined below).

On July 13, 2014, the Founder, Skillgreat, Fidelidade – Companhia de Seguros, S.A., a company incorporated under the laws of Portugal (the “Investor”) and Fosun International Limited, a company incorporated under the laws of Hong Kong (“Fosun”) entered into a share purchase agreement (the “Fosun Share Purchase Agreement”). Under the terms of the Fosun Share Purchase Agreement, Skillgreat agreed to sell to the Investor, and the Investor agreed to purchase, an aggregate of 4,165,926 Ordinary Shares (the “Fosun Shares”) at a price of US$11.80 per share (equivalent to US$5.90 per ADS), equal to the Fosun Aggregate Purchase Price. The closing under the Fosun Share Purchase Agreement occurred on July 24, 2014 (the “Closing Date”).

On July 23, 2014, the Founder, Skillgreat and the Lender entered into a loan agreement (the “Loan Agreement”), pursuant to which the Lender agreed to make  a term loan to Skillgreat in the Loan Principal Amount, bearing interest at a rate of 4.5% per annum. The Loan has an initial term of one year, which can be extended for six months at the election of Skillgreat. Skillgreat’s obligations under the Loan Agreement are guaranteed by the Founder and secured by an equitable share mortgage pursuant to an equitable share mortgage agreement entered into on July 23, 2014 by and between Skillgreat and the Lender (the “Share Mortgage Agreement”). Pursuant to the terms of the Share Mortgage Agreement, Skillgreat agreed to initially mortgage in favor of the Lender all of its right, title and interest in and to 2,250,711 Ordinary Shares owned by it. In addition, in the event that the listed ADS market price on the NASDAQ Global Select Market falls below a certain threshold, Skillgreat will be obligated to mortgage an additional number of Ordinary Shares such that the value of the collateral, calculated by reference to the volume weighted average closing price over the twenty (20) trading days immediately preceding the date of such new mortgage, is at least 1.25 times the Aggregate Principal Amount outstanding at such time. In the even that an Event of Default (as defined under the Loan Agreement) has occurred and is continuing, the Lender may, among other things, declare all unpaid Loan Principal Amount plus all accrued and unpaid interest, due and payable, and/or exercise its right under the Share Mortgage Agreement, including its rights of enforcement of the collateral.  References to the Loan Agreement and the Share Mortgage Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the full text of the Loan Agreement and the Share Mortgage Agreement, which are filed hereto as Exhibit 99.3 and Exhibit 99.4, respectively, and which are incorporated herein by reference.”

Item 4.  Purpose of Transaction

Item 4 is hereby amended by adding at the end thereof the following paragraphs:

“The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in this Item 4

On July 13, 2014, the Founder, Skillgreat and 21st Century Fox America, Inc., a corporation incorporated under the laws of the State of Delaware (“Fox”), entered into a Stock Purchase Agreement (the “Fox Share Purchase Agreement”).  Under the terms of the Fox Share Purchase Agreement, Skillgreat agreed to purchase from Fox an aggregate of 6,050,067 Ordinary Shares (the “Fox Shares”) for a price of US$11.80 per share (equivalent to US$5.90 per ADS), equal to an aggregate purchase price of US$71,390,790.60. The closing of the transactions contemplated under the Fox Share Purchase Agreement (the “Fox Closing”) occurred on July 23, 2014.

Pursuant to the terms of the Fosun Share Purchase Agreement, the Founder and Skillgreat agreed, for as long as Fosun beneficially owns at least 5% of the total issued and outstanding Ordinary Shares on a fully-diluted basis, to use their best efforts to support the election and re-election of an individual designated by the Investor to the board of directors of the Issuer (the “Board”) and to one or more committees of the Board, subject to applicable legal limitations.

Under the Fosun Share Purchase Agreement, Fosun and the Investor agreed to exercise commercially reasonable efforts to assist the Company with respect to certain business activities and relationships.

On June 10, 2014, Skillgreat entered into a 10b5-1 stock trading plan (the “Stock Trading Plan”) with Credit Suisse Securities (USA) LLC (“Credit Suisse”) pursuant to which Credit Suisse was appointed by Skillgreat to sell on behalf of Skillgreat up to an aggregate of 1,000,000 ADSs, commencing from June 30, 2014 and ending June 30, 2015. The sale of ADSs pursuant to the Stock Trading Plan will also be subject to all limitations, including  manner of sale and volume limitations, under Rule 144 under the Securities Act of 1933, as amended.  As of  July 23, 2014, Skillgreat has sold an aggregate of 482,581 ADSs under the Stock Trading Plan. References to the Stock Trading Plan set forth herein are not intended to be complete and are qualified in their entirety by reference to the full text of the Stock Trading Plan, which is filed hereto as Exhibit 99.5.”

Item 5.  Interest in Securities of the Issuer

The first and second paragraphs of Item 5 is hereby amended and restated as follows:

“(a) and (b) The information set forth in the cover pages of this Schedule 13D is incorporated herein by reference. After the closing of all the transactions described in this Amendment, Skillgreat will be the record owner of 9,330,992 Ordinary Shares, which includes (i) 138,850 Ordinary Shares underlying options that have been issued to Skillgreat on behalf of the Founder, and (ii) 194,345 Ordinary Shares held by Skillgreat Limited for other persons. The Reporting Persons expressly disclaim beneficial ownership of the 194,345 Ordinary Shares held by Skillgreat on behalf of others.

The Reporting Persons may be deemed to be members of a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with the Investor and Fosun with respect to the matters described in Item 4 and 6 of this Schedule 13D.  As of July 24, 2014, Fosun and the Investor beneficially owned 6,517,085 Ordinary Shares, representing approximately 20.8% of the issued and outstanding Ordinary Shares. Each Reporting Person hereby disclaims beneficial ownership of the Ordinary Shares beneficially owned by Fosun and the Investor. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Ordinary Shares of the Issuer that are beneficially owned by the Investor or Fosun or is a member of any a group with the Investor or Fosun”

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add at the end thereof the following paragraphs:

“The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference in this Item 6

Under the Fosun Share Purchase Agreement, each of the Founder, Skillgreat and the Investor has agreed that he or it shall not, during the six months after the Closing Date, directly or indirectly, offer, sell, transfer, encumber or otherwise dispose of any ADSs or any Ordinary Share or any securities convertible into or exchangeable or exercisable for any ADSs or Ordinary Shares, except the Founder and Skillgreat may dispose of ADSs or Ordinary Shares pursuant to any trading plan established prior to the date of the Fosun Share Purchase Agreement pursuant to Rule 10b5-1 of the Exchange Act. In addition, the Founder granted Fosun a right of first refusal with respect to any voluntary sale of Ordinary Shares beneficially owned by the Founder after he is no longer employed by the Company and is no longer a director of the Board due to certain reasons, subject to certain exceptions.  Such right of first refusal will terminate as soon as Fosun beneficially owns less than 5% of the total issued and outstanding Ordinary Shares on a fully-diluted basis.

Under the Fosun Share Purchase Agreement, Fosun and the Investor agreed to support the appointment of the Founder as the chief executive officer and the chairman of the Board and the exercise by the Founder, as chief executive officer, of management power with respect to the Company, including without limitation supporting the appointment of senior officers nominated by the Founder.  In addition, Fosun and the Investor agreed to use their commercially reasonable efforts to support the future debt and equity financing activities of the Company.  With respect to any financing proposals, Fosun (i) will advise each director on the Board nominated by it or any of its affiliates to vote in the same manner as the Founder, and (ii) will cause all voting securities of the Issuer held or beneficially owned by it to be voted, in the same manner as Skillgreat, which manner shall be, in the Founder’s best judgment, commercially reasonable to the Company. References to the Fosun Share Purchase Agreement set forth in this Amendment are not intended to be complete and are qualified in their entirety by reference to the full text of the Fosun Share Purchase Agreement, which is filed hereto as Exhibit 99.2, and which is incorporated herein by reference.

Under the Fox Share Purchase Agreement, the parties agreed, subject to consent by the Issuer, to terminate the Investor Rights Agreement (as amended) effective upon the Fox Closing, except that the registration rights provided therein will survive such termination (the “Termination”).  In addition, Fosun agreed, subject to consent by the Issuer, to assign such registration rights to Skillgreat, effective immediately following the Fox Closing (the “Assignment”). The Issuer consented in writing to the Termination and the Assignment on July 17, 2014.  References to the Fox Share Purchase Agreement set forth in this Amendment are not intended to be complete and are qualified in their entirety by reference to the full text of the Fox Share Purchase Agreement, which is filed hereto as Exhibit 99.1, and which is incorporated herein by reference.”

Item 7.  Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

99.1	Stock Purchase Agreement by and among Mr. Dong Yu, Skillgreat Limited and 21st Century Fox America, Inc. dated July 13, 2014

99.2	Share Purchase Agreement by and among Mr. Dong Yu, Skillgreat Limited, Skillgreat, Fidelidade – Companhia de Seguros, S.A. and Fosun International Limited dated July 13, 2014

99.3	Loan Agreement by and among Mr. Dong Yu, Skillgreat Limited and Fosun International Holdings Limited dated July 23, 2014

99.4	Equitable Share Mortgage by and between Skillgreat Limited and Fosun International Holdings Limited dated July 23, 2014

99.5	Stock Trading Plan by and between Skillgreat Limited and Credit Suisse Securities (USA) LLC dated June 18, 2014

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 25, 2014

SKILLGREAT LIMITED

By:	/s/ Dong Yu
Name: Dong YU

VANTAGE GLOBAL HOLDINGS LTD

By:	/s/ Dong Yu
Name: Dong YU
Title: Authorized Signatory

Dong Yu

By:	/s/ Dong Yu
Name: Dong YU